Harley-Davidson Credit Corp.

222 W. Adams Street, Suite 2000

Chicago, IL 60606-5307

December 19, 2014

Ms. Katherine Hsu
Office Chief
Office of Structured Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549-7010

Re:                             Harley-Davidson Motorcycle Trust 2011-2

Harley-Davidson Motorcycle Trust 2012-1

Commission letter dated December 15, 2014

Commission File Nos. 333-157910-07 and 333-180-185-01

Comment letter dated December 15, 2014

Dear Ms. Hsu:

In response to the comment letter dated December 15, 2014 relating to the respective Annual Reports on Forms 10-K of Harley-Davidson Motorcycle Trust 2011-2 (“HDMT 2011-2”) and Harley Davidson Motorcycle Trust 2012-1 (“HDMT 2012-1”, and together with HDMT 2011-2, the “Trusts”) filed March 26, 2014 (“Forms 10-K”), the following are the Trusts’ responses. For your convenience, we have included the text of the comment from the Securities and Exchange Commission (the “Commission”) in each case.

Body of Form 10-K of Harley-Davidson Motorcycle Trust 2012-1

Item 15

1.              We note that you list the Indenture dated as of July 1, 2012 between Harley-Davidson Motorcycle Trust 2012-1 and The Bank of New York Mellon Trust Company, N.A. as Exhibit 4.2 and incorporate by reference to Exhibit 4.2 to Registrant’s Form 8-K (File Number 333-180185-01), filed on July 26, 2012.  The Form 8-K referenced, however, does not include an Exhibit 4.2.  Please confirm, if correct, that this language should be revised to read Exhibit 4.1 and that this language will be corrected in future filings.  See Item 10(d) of Regulation S-K.

Answer:  HDMT 2012-1 confirms that the relevant language should be revised to refer to Exhibit 4.1 rather than Exhibit 4.2, and HDMT 2012-1 further confirms that this language will be corrected in future filings.

Exhibit 31.1 of Harley-Davidson Motorcycle Trust 2011-2 and Harley Davidson Motorcycle Trust 2012-1

2.              The certification must include the exact language in Item 601(b)(31)(ii).  We note that paragraphs one and four of each of your certifications do not accurately reflect the exact language in Item 601(b)(31)(ii) of Regulation S-K.  Specifically, paragraph one in Item 601(b)(31)(ii) refers to a review of “this report on Form 10-K” whereas your certifications refer to a revise of “this annual report on Form 10-K.”  Additionally, paragraph four in Item 601(b)(31)(ii) requires the following statement, “…the servicer(s) [has/have] fulfilled [its/their] obligations under the servicing agreement(s) in all material respects…”  The certifications provided in each of your Forms 10-K do not include the italicized language.  Please confirm that in future filings, your certification will reflect the exact language as required by Item 601(b)(31).

Answer:  The Trusts confirm that, in future filings, the Trusts’ certifications will reflect the exact language as required by Item 601(b)(31).

In addition, as requested by the Commission, Harley-Davidson Credit Corp. and the Trusts acknowledge the following:

•                  the Trusts are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Trusts may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide responses and clarifications to the comments raised in your correspondence of December 15, 2014. If there are any further comments or questions, please do not hesitate to contact me at 414-343-7863.

Very truly yours,

Harley-Davidson Credit Corp.

By:

/s/ James Darrell Thomas

James Darrell Thomas
Vice President, Treasurer
and Assistant Secretary

cc:

Kayla Florio, Securities and Exchange Commission

Bill Jue, Harley-Davidson Financial Services, Inc.